# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Matternet, Inc. (f/k/a Los Altos Ventures Corp.), CIK 0002075109
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 355 Ravendale Drive, Mountain View, California, United States (X1), 94043
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001707297

## Reporting persons
- Ian Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 475,000; shared voting power 0; sole dispositive power 475,000; shared dispositive power 0; aggregate amount beneficially owned 475,000 (0.98% of the class)
  Comment: (1) Based on 48,323,166 shares of Common Stock of the Issuer ("Common Stock") issued and outstanding as of June 15, 2026, as reported in the Issuer's registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on June 30, 2026.
  
  (2) Consists of: (a) 325,000 shares of Common Stock of the Issuer; (b) 75,000 shares issuable upon conversion of a secured promissory note issued to Ian Jacobs in March 2026; and (c) 75,000 shares of common stock underlying warrants issued to Ian Jacobs upon the consummation of a merger on May 22, 2026, pursuant to a Merger Agreement between the Issuer (f/k/a Los Altos Ventures Corp.), Matternet Acquisition Co., and Matternet Operations, Inc. (f/k/a Matternet, Inc.) ("Merger").

## Item 1. Issuer
Name of issuer: Matternet, Inc. (f/k/a Los Altos Ventures Corp.)
Address of issuer's principal executive offices: 355 Ravendale Drive, Mountain View, California 94043

## Item 2. Person Filing
Name of person filing: Ian Jacobs
Address of principal business office or, if none, residence: 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 475,000
Percent of class: 0.98%
Sole power to vote or to direct the vote: 475,000
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 475,000
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ian Jacobs: /s/ Ian Jacobs, Ian Jacobs (08/18/2026)